Filed by Virgin Group Acquisition Corp. II.

(Commission File No.: 001-40263)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

(Commission File No.: 132-00001)

Date: December 8, 2021

Grove Collaborative to merge with Virgin Group Acquisition Corp. II

Grove Collaborative, a leading sustainable consumer products company, is to merge with Virgin Group Acquisition Corp. II, a publicly-traded special purpose acquisition company (SPAC) sponsored by Virgin Group. The companies have entered into a definitive business combination agreement that will result in Grove Collaborative becoming a public company.

As the largest independent, home and personal care brand focused on health and sustainability, Grove Collaborative is fuelled by a mission to transform the consumer products industry into a force for human and environmental good. The Company is at the forefront of the direct-to-consumer and natural products trends and has emerged as a leader in the category, with over 1.5 million active customers through its direct platform and millions of units sold at physical retail.

The transaction implies a combined company pro forma enterprise value of approximately $1.5 billion and is expected to close in late Q1 or early Q2 2022. Upon closing of the transaction, the combined company will continue to operate under the Grove Collaborative name and will be listed on the NYSE under the new “GROV” ticker symbol.

The combined company will be led by Stuart Landesberg, Co-Founder and Chief Executive Officer of Grove Collaborative. “In going public, we sought a partner that shares our passion for using business to answer the urgent environmental crisis, and that accelerates our vision to make consumer products a positive force in human and environmental health,” he said.

“In that spirit, we are thrilled to partner with mission-driven disruptors Sir Richard Branson and VGII as we embark on this next chapter. Together we will create new opportunities to revolutionise the CPG industry to be a positive force for human and environmental health. The CPG category is ripe for disruption. As an industry, we can, should, and must be able to offer products that are high performing and good for the planet. Grove Collaborative can be a driving force for change, through our ongoing product innovation, retail partnerships and our ambitious goal to become 100% plastic free by 2025, ”

“I am inspired by Grove Collaborative’s vision to transform the availability and quality of planet-first products,” said Richard Branson, Virgin Group Founder. “Grove Collaborative is paving the way for people to have more access to healthy, sustainable goods for their homes and I am excited to see the company’s impact on customers’ health and wellbeing. There are huge growth opportunities ahead, and we are delighted to work alongside Stu and his team as Grove Collaborative continues to disrupt the industry and make a positive difference to people and the planet.”

Evan Lovell, Chief Investment Officer of Virgin Group, commented: “Grove Collaborative has a distinctive opportunity to capitalise on a growing sustainable products market ripe for disruption. Virgin Group sought to partner with an exceptional consumer products company, and our mission and platform offered the perfect opportunity for two incredible teams to come together. We are thrilled to partner with Grove Collaborative and their team and look forward to our collective future success as a publicly traded business.”

Earlier this year, the digitally native company announced its entrance into physical retail at Target stores nationwide and on Target.com, helping more shoppers to adopt a sustainable lifestyle by providing greater access to healthier products to consumers across the country, while quickly becoming the #1 repeat brand in the cleaning category.

In addition to its flagship brand, Grove Co., Grove Collaborative has built and launched several sustainable brands in the personal care, paper, and beauty categories such as the 100% plastic-free bar format body, hair and deodorant brand, Peach not Plastic. Grove Collaborative’s customers have avoided over 4.9 million pounds of plastic being used by choosing Grove Co. and Peach, not Plastic’s plastic-free and plastic-reducing products.

Grove Collaborative is leading the consumer products industry out of plastic. Already plastic neutral and carbon neutral certified®, it aims to become 100% plastic-free by 2025. Beyond Plastic is Grove Collaborative’s comprehensive plan to address the plastic crisis and to help the Company meet its ambitious goal. Today, Grove Collaborative also has 100% carbon neutral shipping and facilities and is committed to net zero carbon emissions by 2030.

To find out more about the business combination agreement between Grove Collaborative and Virgin Group Acquisition Corp. II, head over to vgacquisition.com/vgac-ii/.

Additional Information and Where to Find It

In connection with the business combination, Virgin Group Acquisition Corp. II (“VGAC II”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGAC II, and after the registration statement is declared effective, VGAC II will mail a definitive proxy statement/prospectus relating to the business combination to its shareholders. This communication does not contain all the information that should be considered concerning the business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGAC II’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the business combination, as these materials will contain important information about Grove Collaborative, Inc. (“Grove”), VGAC II and the business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to shareholders of VGAC II as of a record date to be established for voting on the business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VGAC II, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGAC II’s shareholders in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGAC II’s shareholders in connection with the business combination will be set forth in VGAC II’s registration statement on Form S-4, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of VGAC II’s directors and officers in VGAC II’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGAC II, which will include the proxy statement/prospectus of VGAC II for the business combination.

Caution Concerning Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements that may be contained in this communication are based on our current expectations and beliefs made by the management of VGAC II and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGAC II and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGAC II or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGAC II stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGAC II’s filings with the SEC, and in VGAC II’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this communication are made as of the date hereof, based on information available to VGAC II and Grove as of the date hereof, and VGAC II and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.